January 17, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Louis Rambo or Daniel Morris, Staff Attorneys

Division of Corporation finance

Re: China Inc.,

Amended No. 4 to Registration Statement on Form S-1

Filed December 7, 2011

File No.333-169406

Dear Mr. Rambo & Mr. Morris:

In response to your lettered dated December 23, 2011, concerning the Amended No.4 Registration Statement on Form S-1 filed on December 7, 2011, we have provided the responses below.

1. Response: We have revised the following statement, " investor funds placed into this account will be subject to claims by creditors and investors risk losing their entire investment even if we do not reach the minimum amount of offering. " Page 1.

2. Response: We have revised the following statement from the Use of Proceeds, page 9,

" Ms. Tian will not be reimbursed from the proceeds of the offering for $30,750 for funds advanced to the company."

3. Response: We have added disclosure highlighting the going concern language in our auditor's report as follow:

"As of September 30, 2011, we have had -0- revenue. As discussed in Note 2 to the financial statements, the Company is in the development stage, and has not established any source of revenue to cover its operating costs. As such, it has incurred an operating loss since inception. Further, as of as June 30, 2011, the cash resources of the Company were insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements." Page 1.

4. Response: We have added the following statement, " we have not sold or developed any products, that we currently do not have a website, and that we are therefore unable to take online orders." Page 3.

5. Response: We have revised the following statement as follow: "We expect to sell our vendor's products once the SEC have declared our registration effective. We believe that the Company could be more focus for our marketing and sales activities once the SEC have declared our registration effective." Page 3.

6. Response: We have revised the following statement from Use of Proceeds, page 9.

"Ms.Tian will not be reimbursed from the proceeds of the offering for $30,750 for funds advanced to the company."

There is no impact on our determination regarding our cash needs for the next 12 months.

7. Response: We have revised our Article of Incorporation and filed an updated Article of Incorporation as an Exhibit 3.1. The Board of Director no longer issue preferred stock and we believe this information is no longer material.

8. Response: We have restored the information deleted from this risk factor (4) in response to your prior comment 5 as follow:

" The Company has initiated research and development for (CdTe)  as a semiconductor for the solar energy industry. The application of (CdTe) has not been widely accepted for solar panel modules. Although we have not incurred significant research and development expenditures in the past, however, we cannot predicted in any degrees of certainty that research and development activities for the application of Cadmium telluride ( CdTe) will be successful. We may not able to recoup our research and development expenditures if the application of CdTe could not met its intended usages for solar panels."

9. Response: We have removed first, second and fourth bullet-points to add the following statement:

" If any of the above material changes occur, the subscribers will entitle to a refund of their investment. Our Company will incur additional expenses to process the refunds that may cause disruptions of our planned business operations." Page 8.

10. Response: We have revised the following statement from the Use of Proceed on page 9.

" Ms. Tian will not be reimbursed from the proceeds of the offering for $30,750 for funds advanced to the company." Page 9.

11. Response: Since Ms. Tian Jia will not receive $30,750 from the offering proceeds, the use of proceeds table on page 9 and the net tangible book value calculations on page 10 will remain unchanged.

12. Response: We have revised our calculation as follow:

(Offering proceed) $50,000 + (stockholder's equity) $18,928 (offering expense) minus $2,500= $66,428 divided by 50,000,000 = 0.0013( Per share net tangible book value).

13. Response: We have removed the first, second and fourth bullet-points throughout out the prospectus, on page 1 ( Prospectus Summary), Page 11 ( Plan of Distribution) and Page 8 ( Risk factor 25). We add the following statement from the Plan of distribution on page 11.

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" We only offer our securities at a fixed price and we may not change the offering price " Page 11.

 We also add a subtopic regarding the PROCEDURES FOR NOTIFICATION OF MATERIAL CHANGES AND REFUNDS on page 12.

" Any change in the material terms of this offering after the effective date of this prospectus will terminate the original offer and will entitle any investors to a refund of their investment. We will notify our investors by FEDEX certified mail if any change in the material terms of this offering has occurred and they have the right to a refund in the event we make such a change. We will return your funds to you in the form of a cashier's check sent by FEDEX certified mail."

14. Response: We have revised the following statement from the Plan of Distribution on page 11.

"The following list of potential changes to the offering is exhaustive. Any change in the material terms of this offering after the effective date of this prospectus will terminate the original offer and will entitle any subscribers to a refund of their investment. " page 11.

15. Response: We have restored the following statement from the Ant-Takeover, page 13.

". In addition, according to our bylaws and Articles of Incorporation, our board of directors has the power to determine its size will have the effect of delaying, deferring or preventing a change in control."

16. Response: We have included the information required by Item11 (i) on Form S-1 regarding changes in and disagreements with accountants.

" We have changed accountants from Anton & Chia LLP to D. Brooks and Associates CPA's, P.A. We did not have any disagreements with Anton & Chia LLP." Page 16.

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 17. Response: We have revised our business section to more clearly describe the nature of our present operation.

"During the quarter ended December 31, 2011, we have been discussing with potential investors from China regarding joint ventures of solar energy research and development and the participation of debt and equity financing. Our discussion with potential investors included a number of hybrid car manufacturers who have expressed their interest to enter the US market with hybrid cars. The development of new technology of hybrid cars require a very substantial sum of financial commitments from potential investors, therefore, our discussions were only confined to general terms and conditions and no material agreements have yet materialized. Potential investors prefer to enter any material agreements until such a time the Commission have declared the effectiveness of our registration statement."

"In December 2011, We have entered into negotiation with American Tower Corporation ( "ATC"), a leading owner and operator of over 39,000 communications sites for the wireless and broadcast industries in the United States. American Towner Corporation intend to lease a small portion of our land as one of its communication sites. Our Company is pleased to work with ATC to finalize a long-term leasing arrangement and generate some revenue from our land holding. ATC proposed to lease a small portion of our land from us. "

18. Response: We have revised the following statements:

" The material terms of this OEM agreement included (a) application for OEM certification by third parties at our own expense  (b) to use our logo and trade names for all OEM products. (c) packaging and labels based on our specifications (d) competitive pricing at 15-20% below prevailing market price in the U.S. Our business plan also focuses on research and development activities in China."   Page 14.

"We are committed to the research and development of new technologies, which is not contingent on the amount of proceeds we receive in this offering. We are currently able to obtain the  necessary research materials from China. Emei Semiconductor Material Ltd., and Sichuan Apollo solar Science & Technology Co., Inc are two of our suppliers of Cadium Telluride " Page 14.

19. Response: We have reconciled the disclosure made in the final paragraph of the section entitled " Company Overview" on page 14 and the last paragraph on page 19 as follow:

" we have been discussing with potential investors from China regarding joint ventures of solar energy research and development and the participation of debt and equity financing." Page 14 & Page 19.

20. Response: We have revised the following statement in Company Overview and Our Business Strategies on page 15.

"We intend to take advantage of low labor cost and high quality manufacturing processes in China. Consumers will be able to buy our brand solar panels at affordable prices. We intend to utilize the low labor cost for skilled labor, particularly in our research and development projects in China. Since China does not set minimum wages for skilled and unskilled labor, we intend to use these skilled labors for our research and development projects." Page 15.

21. Response: We have removed the following statements:

" The pricing of Ningbo's modules is based on supply and demand factors in the United States. The pricing per watt on a wholesale level is between $1.50 to $1.80 per watt. " Page 16.

" The manufacturer, Ningbo solar, will provide 5 years warranty on material and workmanship and guarantee their output at 90% after 10 years and 80% after 25 years." Page 16.

" Ningbo solar modules use a textured cell surface and tempered glass for solar use only to reduce reflection of sunlight." Page 16

"An anti-reflective coating provides an uniform blue color and increases the absorption of light in all weather conditions. " Page 16.

"Ningbo Solar modules have been encapsulated: they resist corrosion caused by rain, water and gas. Their anti-shock performance makes then resist to hail and work under atrocious weather conditions where temperature changes quickly." Page 16.

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We have added the following statement:

" Ningbo modules have passed independent quality tests and granted with certificates such as UL and California Department of Energy approved solar manufacturer's list. Consumers and end-users could independently verified the manufacturer's claims by visiting the following websites: www.ul.com and www. energy.ca.gov. " Page 16.

INVERTERS

22. Response: We have revised the following statement as follow:

" We do not have a written agreement with Ningbo Solar to store products on their premises. Our agreement with Ningbo is an informal accommodation subject to change." Page 16.

23. Response: We have revised the statements as follow:

As of December 31, 2011, we have no publicly announced new products or services. However, we continue our existing research and development activities in the following areas:

·        Cadmium Telluride ( CdTe) as an alternative semiconductor

·         Cost effective solar panels using alternative semiconductors

·         Solar roof tiles.

24. Response: We have revised the following statement as follow:

"We believe we are qualified for US government grants or U.S. loan guaranteed programs including a Department of Energy loan guarantee program for renewable energy projects, renewable energy manufacturing facilities and electric power transmission projects." Page 18.

25. Response: We have revised the following statement as follow:

"We have been discussing with potential investors from China regarding joint ventures of solar energy research and development and the participation of debt and equity financing." Page 19.

26. Response: We have revised the following statement, " We have begun marketing research, research and development activities for thin film technology and locate Original Equipment Manufacturer (OEM) in China. We have signed an Original Equipment Manufacturer ("OEM") agreement with Himin Clear energy Holdings, Ltd., in China." Page 21.

27. Response: This is a supplemental response to your prior comment 44, dated December 7, 2011. As we have indicated in our prior response, the following website: www.valorsolar.com is no longer operational. Our new website for China Inc is under construction. We believe your prior comment 17 from your letter dated October 13, 2010 is not applicable to us.

28. Response: We have revised the following statements under " Business Experience" and in risk factor (26) as follow:

"She has ownership interests in two solar related companies namely Apple Solar Company and Valor Solar Company." Page 22.

" Our sole officer and director, Tian Jia, has ownership interests in two solar related companies namely Valor Solar and Apple Solar." Page 8.

29. Response: We have disclosed the nature of the " All Other Compensation" disclosed in the table with a footnote. Page 23.

30. Response: We have filed the promissory note reflecting the current debt to our executive officer as an exhibit 99.3

31. Response: We have updated our financial statement required by article 8-08 of Regulation S-X.

32. Response: We have revised the Statements of Cash Flows on page F-13 based on our updated financial statement as of December 31, 2011.

33. Response: We have provided a currently dated and signed consent from our independent accountants as Exhibit 32.1

34. Response: We have our attorney provided a Legality of Opinion letter as Exhibit 5.1

"END"

For all correspondence, please send a copy to Roel Garcia Esq., Tel: 713-239-1374 Mobil: 713-501-3559 Email: rgarcia@justice.com.

Please send an extra copy to our e-mail address: ngltian@yahoo.com and our fax: 281-776-9101

Best Regards,

 China Inc.,

/s/ Tian Jia

Chief Executive officer/ Chief Financial Officer

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